SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For April, 2005

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 9 May 2005	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit

99.1	Announcement of Nick Salmon as Non Executive Director

99.2	Announcement of contract signature with Southern Water

99.3	Notification of interests of Directors’ and connected persons Dated 7 April 2005

99.4	Notification of interest in shares Dated 22 April 2005

99.5	Notification of interests in shares Dated 12 April 2005

99.6	Directors declaration, Nick Salmon

99.7	Notification Received of Directors’ Share Interests Dated 20 April 2005

99.8	Notification of interests in shares Dated 28 April 2005